

February 8, 2012

Via E-mail
Bruce Van Saun
Group Financial Director
The Royal Bank of Scotland Group plc
RBS Gogarburn
PO Box 1000
Edinburgh EH12 1HQ
United Kingdom

  Re: **The Royal Bank of Scotland Group plc**
      Form 20-F for the Fiscal Year Ended December 31, 2010
      Filed March 31, 2011
      Form 6-K Furnished November 4, 2011
      File No. 001-10306

Dear Mr. Van Saun:

   We have reviewed your response dated October 14, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2010

Risk Management: Credit risk

Commercial real estate, page 96

1. We note your response to comment four of our letter dated August 18, 2011. We specifically note your proposal not to extend your discussion of commercial real estate loans placed on the watchlist to your total lending portfolio. Based on your description of

your watchlist loans, it appears that disclosure of such loans may be required by Item III.C.2 of Industry Guide 3. Further, given your response to comment 28, we believe that disclosure of such watchlist loans may provide early warning signs of potential future impairment losses. Accordingly, please expand your disclosure in future filings to comply with this disclosure requirement.

Risk Management: Other risk exposures

Conduits, page 158

2.   We note your response to comment 10 of our letter dated August 18, 2011. Your response implies that you may have other types of involvement with non-consolidated conduits (e.g., direct holding of securities issued by the conduit). In the interest of transparency and to provide a clearer picture of your overall consolidation policy, please revise your disclosure in future filings to clearly indicate the various ways you may be involved with off-balance sheet conduits (and other SPEs) and your primary reasons for not consolidating such entities. Additionally, to the extent that you hold securities or other assets issued by the conduits, please tell us why they are not included in your estimate of the exposure from your third party conduits discussed at the bottom of page 158.

3.   We note your response to comment 11 of our letter dated August 18, 2011. We are still confused as to how the liquidity information in the tables on pages 158-159 relate to each other. It is our understanding based on the total assets held by the conduits reported in each table, that both tables include the same population of conduits. Therefore, we are unclear as to why the amount of undrawn liquidity available to the conduits differs so significantly between the two tables. For example, in the table on page 158 it appears that the undrawn amount of liquidity and credit enhancements available to Group-sponsored conduits is £24.9 billion as of December 31, 2010. However, the table on page 159 shows the amount of undrawn liquidity to be only £6.9 billion as of the same date. Please revise your future filings to more clearly explain the liquidity amounts presented in these tables and clarify the differences between the tables.

Note 12 – Financial instruments - valuation

Fair value of financial instruments not carried at fair value, page 265

4.   We note your response to comment 19 of our letter dated August 18, 2011. Please consider disclosing the information provided in your response in future filings in order to comply with the requirement in paragraph 27 of IFRS 7 to disclose the assumptions applied in your fair value determination. Additionally, as part of your revised disclosure, please discuss why different methodologies are used for different components of your portfolios.

Note 32 – Collateral and securitizations, page 305

5.   We note your response to comment 24 of our letter dated August 18, 2011. Please revise your disclosure in future filings to include the information that was provided in your response.

Form 6-K Furnished November 4, 2011

Appendix 1 – Income statement reconciliations

6.   We note your full income statement reconciliations between managed basis and statutory basis. In future filings, instead of presenting a full income statement reconciliation, please revise to reconcile the non-GAAP items you present earlier in the filing directly to the most comparable GAAP measure. For example, your presentation could reconcile the managed basis total income and total operating profit directly to the statutory total income and statutory total operating profit measures directly, respectively. Please use this direct method of reconciling each of your non-GAAP measures to the most directly comparable GAAP measures instead of reconciling the full non-GAAP income statement to the full statutory income statement.

        You may contact Angela Connell at (202) 551-3426 or me at (202) 551-3512 if you have any questions.

                                                        Sincerely,

                                                         /s/ Stephanie L. Hunsaker

                                                        Stephanie L. Hunsaker
                                                        Senior Assistant Chief Accountant